March 15, 2011

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Division of Corporation Finance

RE: Command Security Corporation
Form 10K for the fiscal year ended March 31, 2010
Filed June 25, 2010

Definitive Proxy Statement on Schedule 14-A
Filed July 29, 2010

File No. 001-33525

Ladies and Gentlemen:

On behalf of Command Security Corporation (the "Company"), we transmit herewith the Company’s responses to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company's filings referenced above (the "Filings"), as set forth in your letter dated March 7, 2011.  As requested by the Staff, the Company will address the Staff's comments in its future filings with the Commission, as appropriate. Particularly, we wish to advise the Staff as follows (The numbered paragraphs set forth herein correspond to the numbered paragraphs in the Staff's letter):

Executive Compensation, page 22

1.	We have revised the Summary Compensation table for each of the last two fiscal years as required by Item 402(n) of Regulation S-K; reflecting the following:

a.	the 500,000 options granted to Mr. Fleury in fiscal year 2009; and

b.	the disclosure of equity awards in the year of grant.

Please note that the figures in our Summary Compensation table below reflect aggregate grant date fair value of option awards as computed in accordance with FASB Accounting Standards Codification Topic 718, as required by Item 402(n)(2)(v) of Regulation S-K.

We have revised the footnotes to the Summary Compensation table to disclose all assumptions made in the valuation of option awards to executive officers of the Company as required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

In addition, we intend to include the revised fiscal year 2009 executive compensation in our Summary Compensation table in our Form 10-K disclosure for our fiscal year ending March 31, 2011.

COMMAND PROXY

Executive Compensation

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Named Executive Officers for services during our fiscal years ended March 31, 2010 and 2009, whether or not such amounts were paid in such year;

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation	Total
(a)	(b)	($) (c)	($) (d)	($)(2)(3) (f)	($)(1) (i)	($) (j)

Edward S. Fleury*	2010	301,154	--	--	25,000	326,154
CEO	2009	139,425	12,500	360,000	25,000	536,925

Barry I. Regenstein***	2010	285,577	--	--	30,000	315,577
President & CFO	2009	275,000	50,000	--	30,000	355,000

Martin C. Blake, Jr.***	2010	285,577	--	--	--	285,577
COO	2009	275,000	50,000	--	11,290	336,290

John C. Reed	2010	110,000	--	--	14,971	124,971
RVP	2009	116,747	10,000	--	3,888	130,635

William A. Vigna	2010	108,000	--	--	27,750	135,750
RVP	2009	107,846	15,000	--	13,317	136,163

Joseph T. Conlon**	2010	165,000	--	--	--	165,000
RVP	2009	111,057	7,425	--	145	118,627

Rafael A. Diaz	2010	100,000	--	--	5,100	105,100
RVP	2009	91,635	--	--	5,561	97,196

Marc W. Brown****	2010	157,500	--	--	10,800	168,300
RVP (Former)	2009	157,356	7,500	--	10,800	175,656

*	Mr. Fleury commenced employment with the Company on September 29, 2008.
**	Mr. Conlon commenced employment with the Company on July 21, 2008.
***	Includes additional bonus compensation of $25,000 with respect to fiscal year ended March 31, 2008.
****	Mr. Brown terminated employment with the Company on April 11, 2010.

(1)
The amounts in this column reflect applicable automobile allowances, license holder allowances, commissions and unused vacation pay for each named executive officer in the amounts set forth in the table.

(2)	Granted pursuant to the Employment Agreement of Edward S. Fleury dated September 29, 2008.

(3)
The amount in this column reflects the compensation cost for financial reporting purposes under ASC 718 without regard to forfeiture assumptions.  The weighted average estimated value of stock options granted during our fiscal year ended March 31, 2009 was $.72.  The weighted average assumptions used in the Black-Scholes option model were as follows:  risk free interest rate – 2.32%; years until exercise – 3.00; volatility – 26.74%; dividend yield – 0.00%; and termination rate – n/a.

The foregoing information will be disclosed in the Company's future filings with the SEC, as and where appropriate, as requested by the Staff.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (845) 454-3703.

Sincerely,

Barry Regenstein
President

cc: Mr. Larry Spirgel
Assistant Director